UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of January 2013.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces the Status of Share Repurchases and the Termination of the Share Repurchase Plan (Repurchases of Shares Pursuant to Article 459, Paragraph 1, Item 1 of the Companies Act of Japan.)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 24, 2013
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on January 24, 2013, in Kyoto, Japan

Nidec Announces the Status of Share Repurchases and

the Termination of the Share Repurchase Plan

(Repurchases of Shares Pursuant to Article 459, Paragraph 1, Item 1 of

the Companies Act of Japan.)

Nidec Corporation (NYSE: NJ) (the ”Company”) today announced the status of the Company’s share repurchases under its repurchase plan in accordance with the Articles of Incorporation pursuant to Article 459, Paragraph 1, Item 1 of the Companies Act of Japan.

The Company’s share repurchase plan authorized by the Board of Directors on February 5, 2012, as modified by a resolution of the Board of Directors on June 9, 2012, has been terminated as of January 24, 2013.

Details of Share Repurchases

1. Period of share repurchases: From January 1, 2013 through January 24, 2013

2. Class of shares: Common stock

3. Number of shares repurchased: 0 shares

4. Total repurchase amount: 0 yen

Reference

A)

Details of the share repurchase plan authorized by the Board of Directors on February 5, 2012, as modified by a resolution of the Board of Directors on June 9, 2012:

1. Class of shares: Common stock

2. Total number of shares to be repurchased: Up to 5,000,000 shares

(3.45% of total number of shares issued)

3. Total repurchase amount: Up to 40 billion yen

4. Period of repurchase: From February 7, 2012 through February 6, 2013

B)

Total number of shares repurchased through January 24, 2013, pursuant to the authorization of the Board of Directors described above:

1. Total number of shares repurchased: 4,230,400 shares

2. Total repurchase amount: 26,715,197,000 yen

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